

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Joseph Mahavuthivanij
Chief Executive Officer
Mythic Collection, LLC
16 Lagoon Ct.
San Rafael, CA 94903

>        **Re:  Mythic Collection, LLC**
>            **Offering Statement on Form 1-A**
>            **Post-Qualification Amendment No. 4**
>            **Filed May 10, 2021**
>            **File No. 024-10983**

Dear Mr. Mahavuthivanij:

    This is to advise you that we do not intend to review your amendment.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Donald Field at 202-551-3680 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services